SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                           SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                         (Amendment No. 3)

                    Reading & Bates Corporation
   ____________________________________________________________
                         (Name of Issuer)

                           Common Stock
   ____________________________________________________________
                  (Title of Class and Securities)

                             755281 80 5
   ____________________________________________________________
                 (CUSIP Number of Class of Securities)

   Den norske Bank AS, Corporate Division, Shipping/Aviation Section, Stranden 21, 0250 Oslo 2, Norway, Attention: Tony Samuelsen, First VP 011-47-22-48-10-50
   ____________________________________________________________
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             Copy to:

                          Eduardo R. Vidal
                  Skadden, Arps, Slate, Meagher & Flom
                           919 Third Avenue
                       New York, New York  10022
                            (212) 735-3000
   ____________________________________________________________

                           March 9, 1995
   ____________________________________________________________
     (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the
         subject of this Statement because of Rule 13d-1(b)(3) or
         (4), check the following:               ( )

        Check the following box if a fee is being paid with this
        Statement:                               ( )



                         SCHEDULE 13D

   CUSIP No. 755281 80 5
                         Den norske Bank AS
   ____________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   ____________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  (x)
   ____________________________________________________________
   (3)  SEC USE ONLY

           OO
   ____________________________________________________________
   (4)  SOURCE OF FUNDS*

   ____________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)

             Norway
   ____________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          3,247,030 (disclaimed)
   ____________________________________________________________
                              (7)  SOLE VOTING

        NUMBER OF                    0
         SHARES               ___________________________________
      BENEFICIALLY            (8)  SHARED VOTING POWER
        OWNED BY                     3,247,030 (disclaimed)
          EACH                ___________________________________
        REPORTING             (9)  SOLE DISPOSITIVE
         PERSON                      0
          WITH               ___________________________________
                             (10) SHARED DISPOSITIVE POWER

   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )
             5.4%
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          BK
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*


     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Den norske Bank AS, a Norwegian bank (the "Filer"), does not directly own any shares of Reading & Bates Corporation's common
     stock ("Common Stock").   However, prior to March 9, 1995,
     Dedicated Holdings Ltd., a Liberian corporation ("DHL"), owned 6,734 shares of Common Stock, Financial Investments Ltd., a Liberian corporation ("FIL"), owned 1,469,242 shares of Common Stock, and Life Line Investments Ltd., a Liberian corporation ("LLI"), owned 3,771,054 shares of Common Stock. On March 9, 1995, DHL, FIL and LLI sold on the Midwest Stock Exchange 6,734, 4,698 and 1,988,568, respectively, shares of Common Stock for $7.375 per share. After such sale DHL, FIL and LLI owned 0, 1,464,544 and 1,782,486 shares of Common Stock, which is equal to 0%, 2.5% and 2.9%, respectively, of the outstanding shares of Common Stock. The Filer, through its control of FIL and LLI, has the sole power to direct the vote and disposition of 3,247,030 shares of Common Stock.

                                 *   *   *



                                 Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  March 13, 1995

     Signature:

     DEN NORSKE BANK AS

     By:________________________
        Tony Samuelsen,
        First Vice President